Exhibit 99.1

MANAGEMENT DISCUSSION AND ANALYSIS
For the three months ended March 31, 2012

The following Management Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of May 14, 2012 and relates to the financial condition and results of operations for the three months ended March 31, 2012 (“current period” or “Q1 2012”). Past performance may not be indicative of future performance. The MD&A should be read in conjunction with the condensed interim consolidated financial statements and related notes for the three months ended March 31, 2012 (“interim financial statements”) and the comparative audited consolidated financial statements for the nine months ended December 31, 2011. As a result of the change in the Company’s year-end from March 31 to December 31 during the previous fiscal year, the comparative period for Q1 2012 is the three months ended March 31, 2011, otherwise referred to as Q4 2011.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” are to Canadian dollars.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and cautionary notes to U.S. investors and Forward-Looking Statements sections of this document. Note that the Company has included a non-GAAP performance measure, cash cost per gold ounce (“oz”), throughout this document. For further information, see the Non-GAAP Measures section of this document.

OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in mining, development, exploration and acquisition of resource properties in Latin America. The Company owns and operates the San Francisco open pit gold mine (the “Mine”) in the state of Sonora, Mexico. The Mine and the La Chicharra open pit gold mine (“La Chicharra”) are collectively known as the San Francisco Gold Project. The Company has title to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2 located in Santa Ana, Sonora, Mexico, and are included in the San Francisco property. The Company has also entered into a property option agreement to earn an interest in the San Onesimo, Zindy, and San Fernando mineral concessions located in the State of Zacatecas, Mexico.

The Company also entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. The Company has received title to the Santa Maria de Oro claim in Jalisco, Onesimo claims in Mazapil-Conception de Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX:TMM) and the NYSE Amex LLC (“NYSE Amex”) (NYSE.A:TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

THREE MONTHS ENDED MARCH 31, 2012 HIGHLIGHTS

Metal revenues were $35.7 million, compared to $25.2 million during the same prior year period. This represents a 41% increase over the prior year.

Profit from operations was $12.7 million, compared to $9.6 million during the same prior year period. This represents a 32% increase over the prior year.

Cash flows from operations were $11.3 million, compared to cash flows from operations of $15.5 million during the same prior year period.

The Company produced a record 21,532 ounces of gold and sold 21,235 ounces of gold, compared to gold produced of 18,754 and gold sold of 18,047 during the same prior year period.

The Company’s cash cost per ounce was $759, compared to a cash cost per ounce during the same prior year period of $516.

Commencement of 50,000 metre drilling program on the San Francisco Gold Project as of March, 2012.

Significant milestones:

On March 14, 2012, the Company announced an updated resource estimate for the San Francisco Gold Project. The new estimate contains 1,575,000 total measured and indicated resource ounces and 1,351,000 inferred ounces. This represents 9% and 34% increases, respectively, over the previous estimate, which was released September, 2011.

OUTLOOK

The Company’s growth strategy is to increase its production profile (2012 guidance: 100,000 ounces), reduce cash cost per gold ounce (2012 guidance: $700/oz) and increase its reserve base through a number of initiatives, including the following:

  Realizing expansion opportunities at the San Francisco Gold Project, including a planned crushing expansion from 18,000 t/d to 25,000 t/d, estimated to be completed by September, 2012 (2012 estimated cost: $7.0 million) and a further expansion going to 32,000 t/d, estimated to be completed by January, 2013 (2012 estimated cost: $6.9 million);

  The continuation of the Company’s exploration program designed to convert resources to reserves, increase resources, and increase its production profile. The Company has commenced an additional 50,000 metre drilling program for an estimated cost of $5.0 million; and

  Actively pursuing accretive transactions to create value for shareholders.

These growth initiatives are expected to be supported by internal cash flow generated from the operations at the San Francisco Gold Project, together with the debt agreement with Sprott Resource Lending Partnership. The Company is committed to responsibly operating and growing to become a profitable gold producer, creating value for all its stakeholders, including shareholders, employees, suppliers, lenders, government, and the communities in which the Company operates.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

REVIEW OF FINANCIAL RESULTS

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Gold produced (oz)	21,532	18,754
Gold sold (oz)	21,235	18,047
Average realized gold price ($/oz)	1,681	1,398
Average gold price (London PM Fix) ($/oz)	1,691	1,386
Cash cost per gold ounce ($/oz)	759	516
Metal revenues ($)	35,688,172	25,232,953
Profit from operations ($)	12,682,976	9,635,775
Earnings ($)	4,800,270	4,476,291
Earnings per share, basic ($)	0.03	0.03
Earnings per share, diluted ($)	0.03	0.03
Cash from operations ($)	11,293,527	15,543,139
Cash dividends declared ($)	Nil	Nil
Total assets ($)	175,460,980	113,709,656

Earnings for the Company increased to $4.8 million for Q1 2012, compared to $4.5 million for the three months ended March 31, 2011 as a result of the following factors:

Gold price

The London PM Fix price of gold averaged $1,691 per ounce, compared to $1,386 during the three months ended March 31, 2011. This represents a 22% increase year over year and is a significant contributing factor to the increased revenues generated by the Company.

Metal revenues

The Company sold 21,235 gold ounces, compared to sales of 18,047 gold ounces during three months ended March 31, 2011. Total metal revenues from mining operations were $35.7 million, compared to $25.2 million during the three months ended March 31, 2011, which is the result of realizing an average gold price per ounce of $1,681, compared to $1,398 during the three months ended March 31, 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

Cost of sales

Production costs form a component of cost of sales and were $16.1 million, compared to $9.3 million during the three months ended March 31, 2011. This increase is attributed to a planned lower grade ore being extracted year over year; additional replacement parts being installed to prepare for the upcoming crusher expansions; additional cyanide and explosives consumption; fluctuations in Mexico peso exchange rate against the US dollar; and the industry wide increases in key mining consumables prices such as cyanide and diesel.

Depletion and depreciation costs form a component of cost of sales and were $2.0 million, compared to $1.9 million during the three months ended March 31, 2011. The higher cost base of mineral properties, plant and equipment on hand due to significant capital additions in the periods since March 31, 2011, combined with increased amortization relating to the site reclamation provision and long-term demobilization costs were the main contributing factors to this increase. Offsetting these factors is the impact of the substantial increase in the proven and probable reserves, which decreased the overall depreciation.

Corporate and administrative expenses

Corporate and administrative costs were $4.8 million, compared to $4.4 million during the three months ended March 31, 2011. Share-based payment was the significant driver of this increase as the amount for Q1 2012 was $2.4 million, compared to $nil during the three months ended March 31, 2011. This resulted from the issuance and vesting of share options during Q1 2012, whereas no issuances or vesting of share options occurred during the three months ended March 31, 2011. Salaries also increased to $0.6 million, compared to $0.1 million during the three months ended March 31, 2011 as a result of increased staff levels at the Canadian and Mexican offices. Offsetting these increases are $0.4 million asset write-down and $nil acquisition costs, compared to $1.4 million and $1.6 million, respectively, during the three months ended March 31, 2011.

Finance expense

Finance expense decreased to $0.8 million, compared to $1.7 million during the three months ended March 31, 2011, significantly due to the replacement of the $15.0 million Gold Loan to Sprott Asset Management with a C$18.0 million debt agreement with Sprott Resource Lending Partnership. Specifically, the Gold Loan contained an embedded derivative which required revaluation each reporting period. The increases in the London PM Fix prices from the inception of the Gold Loan up to March 31, 2011 caused increased cash payments and substantial losses from the revaluation of the embedded derivative, of which $0.2 million was recognized during the three months ended March 31, 2011. In addition, the debt was originally recorded at a discount and was required to be accreted each period, which resulted in interest expense of $1.4 million for the three months ended March 31, 2011. The new debt agreement contains no such embedded derivative, which has significantly reduced the finance expense year over year, and carries a cash interest rate of 1% per month of its face value.

Income tax expense

Income tax expense was $6.6 million, compared to $3.9 million during the three months ended March 31, 2011. This increase was significantly due the increased profitability of the mining operations in Mexico. The current tax expense increased to $5.8 million, compared to $0.9 million during the three months ended March 31, 2011. This increase in current tax expense was supplemented by a deferred tax expense of $0.8 million, compared to $3.0 million during the three months ended March 31, 2011. The effective tax rate for the three months ended March 31, 2012 was impacted by the non-deductibility of the share options. In addition, the current period income tax expense includes $1.1 million related to currency fluctuation. During the three months ended March 31, 2011, the Company used up its loss carry forwards which were previously offsetting the Company’s deferred tax liability, and as a result was required to record the full deferred tax liability at March 31, 2011 with the difference being recorded to deferred tax expense.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

REVIEW OF QUARTERLY FINANCIAL RESULTS

		Three	Three	Three
		months	months	months
		Dec. 31,	Sept. 30,	Jun. 30,
	Q1 2012	2011	2011	2011	Q4 2011	Q3 2011	Q2 2011	Q1 2011
		Note 1	Note 1	Note 1	Note 2	Note 2

Gold produced (oz)	21,532	21,524	17,287	16,676	18,754	20,031	15,682	11,319
Gold sold (oz)	21,235	21,895	16,917	17,965	18,047	17,714	15,682	11,319
Average realized gold price ($/oz)	1,681	1,621	1,670	1,504	1,398	1,378	1,247	1,227
Average gold price (London PM Fix) ($/oz)	1,691	1,688	1,702	1,506	1,386	1,367	1,227	1,197
Cash cost per gold ounce ($/oz)	759	662	600	550	516	441	515	691
Metal revenues ($)	35,688,172	35,495,049	28,248,994	27,024,636	25,232,953	24,402,118	19,562,230	13,883,127
Profit from operations ($)	12,682,976	15,793,428	10,333,849	10,448,724	9,635,775	13,811,248	7,897,971	3,781,417
Earnings (loss) ($)	4,800,270	11,530,141	3,596,399	5,747,072	4,476,291	3,929,681	(803,714)	(1,011,768)
Earnings (loss) per share, basic ($)	0.03	0.08	0.03	0.04	0.03	0.03	(0.01)	(0.01)
Earnings (loss) per share, diluted ($)	0.03	0.08	0.03	0.04	0.03	0.03	(0.01)	(0.01)
Cash flows from operations ($)	11,293,527	10,741,740	7,262,371	6,025,776	15,543,139	15,273,994	4,563,735	4,975,742
Cash dividends declared ($)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Note 1: Due to the change in year-end from March 31 to December 31 during the previous fiscal year, there is no Q3 period for the nine months ended December 31, 2011. Also, the previously reported Q1 2012 and Q2 2012 periods have been renamed to “three months June 30, 2011” and “three months September 30, 2011”, respectively, so that the quarterly periods during calendar 2012 can be named Q1 2012, Q2 2012, Q3 2012, and Q4 2012.

Note 2: The Company has adjusted these columns for the timing of 2,317 gold ounces sold between the periods.

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from rising gold prices. Higher realized gold prices and gold sales have resulted in generally improved financial results.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

SAN FRANCISCO GOLD PROJECT - OPERATIONS REVIEW

The San Francisco Gold Project, which was commissioned in April, 2010, is located in the Arizona-Sonora desert in the Northern portion of the Mexican state of Sonora. The Mine is comprised of an open pit operation, with crushing and heap leach processing facilities.

The Company’s first year of operations in 2010 was a successful transition from an advanced exploration and development company, to a junior producer. The Company’s cash cost per ounce sold increased during the current period to $759, compared to $516 during the same prior year period. This increase is attributed to a planned lower grade ore being extracted year over year; additional replacement parts being installed to prepare for the upcoming crusher expansions; additional cyanide and explosives consumption; fluctuations in Mexico peso exchange rate against the US dollar; and the industry wide increases in key mining consumables prices such as cyanide and diesel.

The following is a summary of the Company’s production statistics:

	Three months ended March 31
	2012	2011
Ore processed (t)	1,255,477	1,207,339
Average ore processed grade (g/t Au)	0.77	0.90
Ore mined (dry tonnes)	2,060,062	1,207,339
Average ore mined grade (g/t Au)	0.59	0.90
Waste mined (t)	3,879,662	5,096,932
Total mined (t)	5,939,724	6,304,271
Strip ratio	1.88	4.20
Total days in period	91	90
Average ore processed per day (t/d)	13,796	13,415
Gold produced (oz)	21,532	18,754

The Company produced a record 21,532 gold ounces and 11,740 silver ounces during the current period, compared to 18,754 gold ounces and 10,501 silver ounces during the same prior year period. During calendar 2011, the Company was unable to apply the optimum solution flow of cyanide to the heap leach pads. As a result, gold ounces produced were not in line with management’s expectations. After implementing recommendations from an independent third party mining consultant, the Company is beginning to realize higher recoveries and a greater number of ounces being produced. This is supported by the Company’s record gold production during Q1 2012, as well as achieving a 69.12% recovery ratio during the quarter. Management is closely monitoring the number of ounces in process on the heap leach pad, and will evaluate formal re-leaching programs to further extract the accumulated ounces in process in the event that the higher monthly recovery rates currently being realized cease to continue.

The Company mined 5.9 million tonnes from the Mine during the current period, compared to 6.3 million tonnes during the same prior year period. Dry tonnes of ore mined increased to 2.1 million tonnes of ore during the current period from 1.2 million tonnes of ore during the same prior year period; a 71% increase.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

The Company has increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 18,000 t/d. The Company commissioned the expansion in July, 2011 with successful testing through July and August, 2011. The Company is currently installing a scalping system, which will sift out material able to be placed directly on the heap leach pad and allow larger ore fragments to be crushed. This will bring total crushing capacity to 25,000 t/d and is expected to be commissioned in September, 2012. The total estimated capital cost of this expansion is $7.0 million. Once the scalping system is installed, crushing capacity is planned to be further increased to 32,000 t/d with the installation of a portable crushing unit by January, 2013. The total estimated capital cost of this expansion is $6.9 million, of which $3.7 million has already been paid. The lower grade ore mined but not currently processed is being stockpiled for future processing. The Company will continue to review additional expansion opportunities in the future.

The average grade of ore mined from the Mine decreased during the current period to 0.59 g/t Au, compared to 0.90 g/t Au for the same prior year period. This decrease in average grade of ore mined is the result of the recent drilling program of the Company whereby the ore body has been further defined via the additional drill holes. While the additional drilling has resulted in a more accurate ore grade which is lower than that of the prior NI 43-101 Technical Report, it is considered more homogenous. Additionally, as a result of recent gold prices, low grade ore is being stockpiled as it is deemed economic to process. Previously, the low grade ore was treated as waste. This has had the effect of reducing the overall grade mined in comparison to prior periods.

The average grade of ore processed has decreased to 0.77 g/t Au in the current period, compared to 0.90 g/t Au for the same prior year period as a result of management stockpiling the mined lower grade ore for processing upon the completion of the 32,000 t/d crushing expansion.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations. The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash on hand at March 31, 2012 of $18.4 million.

Thus far in calendar 2012, the Company reinvested and will continue to reinvest funds generated from operations into the continued development, and exploration at the San Francisco Gold Project. Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the San Francisco Gold Project.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

A summary of non-discounted liabilities and future operating commitments are as follows:

		Less than			Greater than 5
	Total	1 year	1 - 3 years	3 - 5 years	years
Trade payables and accrued liabilities	$19,008,061	$19,008,061	$-	$-	$-
Vendor loan	1,725,000	1,725,000	-	-	-
Long-term debt	17,750,861	17,750,861	-	-	-
Other long-term liabilities (1)	1,233,392	-	1,233,392	-	-
Future operating commitments (2)	30,550,806	25,683,919	4,866,887	-	-
Provision for site reclamation and closure (3)	2,203,925	-	-	-	2,203,925
	$72,472,045	$64,167,841	$6,100,279	$-	$2,203,925

(1)	Other long term liabilities represents the non-discounted amount of the demobilization costs.

(2)

The future operating commitments of the Company are significantly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The Peal contract covers substantially all mining services at a cost of $1.64 (plus VAT) per tonne of material mined. As the total tonnes mined during the current period were 5.9 million, this mining service contract is the most significant component of the Company’s commitments. The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased. Another significant component of the future operating commitments of the Company is the mineral property obligations with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January, 2015.

(3)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the San Francisco.

Management believes that the working capital at March 31, 2012, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments for the next twelve months.

Cash flow

	Three months ended	Three months ended
	March 31, 2012	March 31, 2011
Cash flow provided by operating activities ($)	11,293,527	15,543,139
Cash flow used in investing activities ($)	4,459,689	7,973,575
Cash flow provided by (used in) financing activities ($)	1,583,472	(6,552,993)

Cash flow from operating activities for Q1 2012 was $11.3 million, compared to $15.5 million for the three months ended March 31, 2011. This decrease was significantly due to the decrease in trade payables by $2.9 million during the current period, compared to the increase in trade payables of $2.4 million during the same period year period. This was offset by the increase in net income before income tax expense of $11.4 million, compared to $8.4 million during the three months ended March 31, 2011. The change in cash flow from operating activities for Q1 2012 was also impacted by the increase in share-based payments of $2.4 million, compared to $nil during the three months ended March 31, 2011. Finance expenses were also paid for $0.5 million during Q1 2012, compared to $nil during the three months ended March 31, 2011.

Cash flow used in investing activities for Q1 2012 was $4.5 million, compared to $8.0 million for the three months ended March 31, 2011 significantly as a result of expenditures on mineral properties, plant and equipment.

Cash flow provided by financing activities for Q1 2012 was $1.6 million, compared to cash flow used of $6.6 million for the three months ended March 31, 2011. This change is significantly due to the repayment towards long-term debt of $6.7 million during the three months ended March 31, 2011 which did not occur during Q1 2012.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

Cash flow from shares issued for cash increased to $1.6 million during Q1 2012, compared to $0.1 million during the three months ended March 31, 2011 as a result of additional share options being exercised during the current period.

At the San Francisco Gold Project, a significant amount of the operating and capital expenditures are denominated in Mexican pesos, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged 12.97 Mexican pesos to $1, and C$1.00 to $1, compared to 12.06 Mexican pesos to $1, and C$0.99 to $1 during the three months ended March 31, 2011. The Company does not manage foreign currency exposure through the use of forward contracts.

Capital resources

The capital of the Company consists of the items included in the consolidated equity and long-term debt, net of cash.

	March 31,	December 31,
	2012	2011
Equity	$110,374,964	$101,599,965
Current portion of long-term debt	17,750,861	17,245,442
	128,125,825	118,845,407
Less: Cash	(18,432,484)	(9,865,007)
	$109,693,341	$108,980,400

At March 31, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital resources of the Company have increased to $109.7 million from $109.0 million at December 31, 2011 due to the increased profitability of the Company. The new debt agreement provides for a lump sum payment of principal on maturity in July, 2012, with interest paid at the rate of 1% per month. The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. Management is currently evaluating its financing alternatives upon maturity of the debt agreement and fully anticipates that the terms of the debt will be renegotiated by the end of Q2 2012.

Dividends

No dividends were declared or paid during the three months ended March 31, 2012.

Outstanding share data

The total number of outstanding common shares and share options at May 14, 2012 are 142,716,127 and 9,925,000, respectively.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities.

Cash cost per gold ounce is calculated by dividing all of the costs absorbed into inventory, excluding depletion, depreciation and amortization, by applicable ounces sold.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

The following provides a reconciliation of cash cost per gold ounce to the interim financial statements:

	Three months ended March 31
	2012	2011
Production costs	$16,116,516	$9,311,201
Divided by gold sold (oz)	21,235	18,047
	$759	$516

For further details on the calculation of production costs, refer to Note 4 of the interim financial statements. In the gold industry, cash cost per gold ounce is a common performance measure but does not have any standardized meaning prescribed by GAAP, and should not be considered in isolation of or as a substitute for performance measures prepared in accordance with GAAP. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s audited consolidated financial statements for the nine months ended December 31, 2011. The Company anticipates that the most significant of these standards are as follows:

Accounting standards effective January 1, 2013

Consolidation

IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities and amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures, are effective for annual periods beginning on or after January 1, 2013. The suite of five new standards establishes control as the basis for consolidation and provides enhanced disclosure requirements for the Company’s interests in other entities and the effects of those interests on the Company’s consolidated financial statements. The Company does not anticipate the above standards to have a significant impact on the consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

Accounting standards effective January 1, 2015

Stripping costs in the production phase of a surface mine

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 -Financial Instruments. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

CONTROLS AND PROCEDURES

Disclosure controls and procedures and internal control over financial reporting

Management is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) have assessed the design of the Company's DC&P and ICFR as of March 31, 2012 and have concluded that these controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company and that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in that legislation.

Management is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s CEO and CFO have used the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to evaluate the design of the Company’s internal controls over financial reporting as of March 31, 2012 and have concluded that these controls and procedures have been designed to provide reasonable assurance that financial information is recorded, processed, summarized and reported in a timely manner.

We regularly review our controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

There have been no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2012 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the nine months ended December 31, 2011.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

U.S. GAAP

The interim financial statements of the Company have been prepared by management in accordance with IFRS, which differ in certain material respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Accordingly, the financial data presented herein may not be comparable to the financial data of U.S. companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking information. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the nine months ended December 31, 2011.

TIMMINS GOLD CORP.
Management Discussion and Analysis
For the three months ended March 31, 2012

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Pursuant to National Instrument 43-101, Lawrence A. Dick, Phd, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.